Exhibit 99.1

4D pharma plc (in administration)

Publication of Joint Administrators’ Proposals

Leeds, UK, August 4, 2022, - 4D pharma plc (AIM: DDDD), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, announces that the joint administrators of 4D Pharma plc (the “Company”) have posted their statement of proposals to the members and creditors of the Company in accordance with the Insolvency Act 1986 and the Insolvency Rules (the “Proposals”).

The Proposals, including appendices, are available to view on the Company’s website at www.4dpharmaplc.com as well as on Interpath Advisory’s insolvency portal at http://4dpharma.ia-insolv.com. The contents of the main body of the Proposals (without appendices, definitions, or schedules) are set out below.

Contact Information:

4D pharma

4dpharma@interpathadvisory.com

Singer Capital Markets - Nominated Adviser and Joint Broker

Philip Davies / James Fischer (Corporate Finance) +44 (0)20 7496 3000

Executive summary

● 4D Pharma Plc (the ‘Company’ or ‘4D Plc’) was incorporated on 10 January 2014 and operates as a parent company to a group of companies that share the 4D Pharma brand (‘4D Group’ or the ‘Group’). The Company’s shares are listed on AIM (albeit are now suspended) and were previously also listed on NASDAQ.

● 4D Group is a pharmaceutical group of companies developing Live Biotherapeutic Products (‘LBP’), a novel class of drug derived from the human gut microbiome. The Group has a diverse pipeline of development programmes in several therapeutic areas, including gastro-intestinal, immuno-oncology, and respiratory conditions. The Group has launched several clinical trials, some of which are conducted in collaboration with key pharmaceutical industry players, such as MSD and Merck KGaA.

● To maintain its clinical trials and other research activity, the Company recently embarked on a fundraising exercise to help fuel the next stage of its growth. However, with significant uncertainty currently affecting the global capital markets, the Company was ultimately unable to progress the fundraising sufficiently quickly to deliver the required funding into the business.

● Oxford Finance had concerns over the erosion of its collateral and asserts that it did not have sufficient assurances regarding the ongoing viability of the business.

● Further to obtaining legal advice that an event of default had occurred, Oxford Finance appointed administrators under its QFC which grants enforceable security. Consequently, James Clark and David Pike were appointed as Joint Administrators on 24 June 2022 (Section 3 - Background and events leading to the administration).

● Immediately following their appointment, the Joint Administrators decided that the Company would continue to trade to ensure the safety and wellbeing of patients currently enrolled in clinical trials. Once this position was understood, the Joint Administrators examined the expected short term cash flows of the Company and its subsidiaries, as well as the potential value in these, and decided to pursue a sale of business process, the outcome of which is currently uncertain (Section 4 - Strategy and progress of the administration to date).

● Oxford Finance has the benefit of a debenture dated 29 July 2021, comprising fixed and floating charges over the Group’s assets (excluding 4D Leon). We understand that the amount outstanding to Oxford Finance is approximately $13.9 million. Subject to a successful sale of business outcome, we anticipate that Oxford Finance may recover against its indebtedness in full (Section 4 - Dividend prospects).

● Ordinary preferential claims comprise employee arrears of wages and holiday pay. Note that some further clarification is outstanding as to the interplay between French employment law and UK insolvency law, as such the exact quantum is unknown. Based on current estimates, we anticipate that ordinary preferential creditors should receive a dividend (Section 4 - Dividend prospects).

● Secondary preferential claims primarily comprise outstanding VAT, PAYE and NIC payments due to HMRC. Based on current estimates, we anticipate that secondary preferential creditors will recover their indebtedness (to the extent there is one) in full (Section 4 - Dividend prospects).

● Subject to a successful sale of business outcome, we anticipate that there will be a dividend to unsecured creditors, however, the quantum is currently unknown (Section 4 - Dividend prospects).

● We intend to seek approval of our Proposals from the general body of creditors via deemed consent (Section 7 - Approval of proposals).

● We will seek approval for our remuneration, disbursements and pre-administration costs from the relevant parties in due course, and approval is not sought at this time alongside this report (Section 8 - Joint Administrators’ remuneration, expenses and pre-administration costs).

● We consider it prudent to retain all of the options available to us, as listed in Section 9, to bring the administration to a conclusion in due course (Section 6 - Ending the administration).

This document in its entirety is our Statement of Proposals. A summary list of the proposals is shown in Section 9 together with all relevant statutory information included by way of appendices. Unless stated otherwise, all amounts in the proposals and appendices are stated net of VAT.

Group structure

4D Pharma Plc - in Administration (‘4D Plc’ or the ‘Company’)

The Company was incorporated on 10 January 2014 and operates as a parent company to a group of companies that share the ‘4D Pharma’ brand. The Company’s shares are listed on AIM (albeit now suspended) and were previously listed on NASDAQ.

Please note that none of the Company’s subsidiaries listed below entered administration and instead continue to trade under the control of their respective board of directors.

4D Pharma Research Limited (‘4D Research’)

The entity was incorporated on 15 January 2008 with its principal activity being research of LBP drug candidates and conduct of clinical trials using LBPs in patients. Note that 4D Research is not subject to a insolvency procedure.

4D Pharma Cork Limited (‘4D Cork’)

The entity was incorporated on 6 January 2016 and focuses on bioinformatics work using 4D Pharma Plc’s MicroDx platform. Note that 4D Cork is not subject to a insolvency procedure.

4D Pharma Delaware, Inc. (‘4D US’)

The entity was incorporated on 24 July 2020 in order to facilitate the NASDAQ listing and administer payroll for US-based employees. Note that 4D US is not subject to a insolvency procedure.

4D Pharma León, S.L.U. (‘4D León’)

The entity was incorporated on 30 May 2016 further to 4D Plc’s acquisition of a CDMO facility in León, Spain, in order to manufacture 4D Pharma Plc’s drug candidates for Phase II and III clinical trials. Note that 4D Leon is not subject to a insolvency procedure.

Background and events leading to the administration

Background information

4D Plc and its subsidiaries are a pharmaceutical group of companies developing LBPs, a novel class of drug derived from the human gut microbiome. The Group has a diverse pipeline of development programmes in several therapeutic areas, searching to treat a number of conditions including gastro-intestinal (IBS/IBD), immuno-oncology (pancreatic cancer, lung cancer, etc.) and respiratory (asthma) diseases. The Group has launched several clinical trials, some of which are conducted in collaboration with key pharmaceutical industry players, such as MSD and Merck KGaA.

4D Plc owns intellectual property relating to 4D Group’s Phase II Blautix asset (a clinical stage drug candidate primarily aimed at treating IBS), in addition to acting as a sponsor for 4D Group’s clinical trials. Furthermore, as the listed parent company within the Group, 4D Plc was responsible for raising debt and equity funding for the Group.

As at the date of the appointment, the Company employed two members of staff, both of whom are located in France. 4D Plc operated from its leasehold head office premises in Leeds, also used by some of 4D Pharma Research’s employees.

Funding and financial position of the Company

Funding

The Company is publicly listed on AIM on the London Stock Exchange, and hence was able to obtain most of its funding through the issuance of ordinary shares. The Company raised £30 million in FY20 by way of two separate fundraising rounds.

Furthermore, 4D Plc secured additional funding of $20 million from Oxford Finance on 29 July 2021, which was to be delivered in two tranches of $12.5 million and $7.5 million. In exchange, Oxford Finance obtained security in the form of a debenture, comprising fixed and floating charges over the Group (excluding 4D León) and its assets.

The Company had drawn the first tranche of $12.5 million, all of which remains outstanding to Oxford Finance. At the date of our appointment, the total indebtedness was $13.9m due to an additional $1.4m above the capital sum relating to interest and charges.

Financial performance and position

As a pre-revenue pharmaceutical business, the Company will remain loss-making until one of its drug candidates is approved for commercial production and sale by MHRA in the UK or FDA in the US.

Group profit and loss
£’000	FY19	FY20	FY21
Revenue	211	534	522
Research and development costs	(26,512)	(22,041)	(19,818)
Administrative expenses	(4,359)	(5,969)	(7,283)
Foreign currency gains	(1,006)	363	441
Other income	34	45	36
Operating loss before non-recurring items	(31,632)	(27,068)	(26,102)
Non-recurring items	2,659	(3,110)	(44,381)
Operating loss after non-recurring items	(28,973)	(30,178)	(70,483)

The Company’s financial position is as per below:

Group balance sheet
£’000	FY19	FY20	FY21
Fixed assets
Property, plant and equipment	5,160	4,494	3,562
Intangible assets	13,988	14,025	13,686
Taxation receivables	188	177	199
Current assets
Inventories	198	291	272
Trade and other receivables	1,118	3,223	2,167
Taxation receivables	6,122	4,436	7,557
Cash and cash equivalents	3,836	8,775	15,497
Total assets	30,610	35,421	42,940
Current liabilities
Trade and other payables	(6,192)	(6,379)	(4,810)
Lease liabilities	(68)	(73)	(80)
Non-current liabilities
Lease liabilities	(1,043)	(986)	(889)
Loans	-	-	(8,961)
Warrants and units	-	-	(4,992)
Deferred tax	(964)	(13)	(10)
Total liabilities	(8,267)	(7,451)	(19,742)
Net assets	22,343	27,970	23,198

Events leading to the administration

The Group’s pipeline development requires significant ongoing capital investment. To maintain its clinical trials and other research activity, the Company recently embarked on a fundraising exercise to help fuel the next stage of its growth. However, with significant uncertainty currently affecting the global capital markets, the Company was ultimately unable to progress the fundraising sufficiently quickly to deliver the required funding into the business.

Oxford Finance had concerns over the erosion of its collateral and asserts that it did not have sufficient assurances regarding the ongoing viability of the business.

To understand how to protect its position, Oxford Finance instructed Jones Day to assist with reviewing both formal and non-formal options. Jones Day’s lawyers advice was that an event of default had occurred, which allowed Oxford Finance (at its discretion) to appoint administrators under its QFC which grants enforceable security. Consequently, Oxford Finance appointed the Joint Administrators on 24 June 2022.

Pre-administration work

Interpath’s involvement prior to the date of insolvency was limited to initial calls with Oxford Finance and Jones Day to review the process, procedure and consequences of placing the Company into administration. There was no formal engagement in place between Interpath Advisory, Oxford Finance and 4D Plc.

We are satisfied that the work Interpath carried out before our appointment has not resulted in any relationships which create a conflict of interest, or which threaten our independence.

Furthermore, we are satisfied that we are acting in accordance with the relevant guides to professional conduct and ethics.

Appointment of Joint Administrators

Oxford Finance, being the holder of a qualifying floating charge, lodged the notice of appointment at the High Court of Justice, The Business & Property Courts of England and Wales on 24 June 2022 and we were duly appointed.

Stephenson Harwood has since carried out a review and confirmed that we were validly appointed as Joint Administrators. The Joint Administrators deemed that Stephenson Harwood were appropriate legal advisors to assist with a validity of appointment review given that:

-	Stephenson Harwood have significant prior experience of advising on appointments of this nature and, as such, were well placed to provide this advice.

-	Stephenson Harwood’s proposed charges were deemed reasonable given the nature of the appointment and the complexity of the situation.

-	The firm was conflict free, and the team was able to commence work quickly, which was required in the situation.

Strategy and progress of the administration to date

Strategy to date

Strategy and trading

Immediately following our appointment, we decided that the Company would continue to trade. The main rationale for continuing to trade was twofold:

■	to ensure the safety and wellbeing of patients currently enrolled in clinical trials (as 4D Plc is a sponsor), while a solution is sought.

■	we are preserving value in the Group by continuing to trade the subsidiaries during a sale of business process.

The Joint Administrators are exploring several strategies, including but not limited to the sale of the business as a whole, a sale of 100% shareholdings in its subsidiaries, piecemeal asset sales and a refinance. The Joint Administrators are consulting with Oxford Finance as the major creditor regarding the use of floating charge cash reserves to fund a period of trade whilst these strategies are explored.

Sale of business

As alluded to above, we commenced a sale of business process shortly after appointment. We have contacted nearly fifty large pharmaceutical businesses and smaller biotechnology companies (including other prominent players in the microbiome space).

Due to the commercial sensitivity of this sales process, we can only provide limited narrative as to the exact progress to date. Offer deadlines have been set with all interested parties and the details of indicative offers received cannot be disclosed subject to confidentiality agreement provisions.

Alongside the above sale of business activity, we continue to explore the possibility of a refinance of the Group and an exit from administration. Similarly to above, progress here is confidential and updates will be made available to creditors at the appropriate time.

Should no viable offers emerge during the sale of business process, our strategy will likely be to minimise costs to preserve the Company’s main asset, floating charge cash, and realise the Company’s other assets.

Asset realisations

Realisations from the date of our appointment to 28 July 2022 are set out in the attached receipts and payments account (Appendix 2).

Summaries of the most significant realisations to date are provided below.

Cash at bank

Upon appointment, the Company held funds of £0.3 million and $7.1 million. These funds have now been transferred to the Company’s post-appointment bank account.

Investigations

We are reviewing the affairs of the Company to find out if there are any actions which can be taken against third parties to increase recoveries for creditors.

In this regard, if you wish to bring to our attention any matters which you believe to be relevant, please do so by email to 4dpharma@interpathadvisory.com.

Costs

An estimate of all the anticipated costs likely to be incurred throughout the duration of the administration is set out in the attached summary of expenses (Appendix 4).

Payments made from the date of our appointment to 28 July 2022 are set out in the attached receipts and payments account (Appendix 2).

Summaries of the most significant payments made to date are provided below.

Critical suppliers

A total sum of £10,000 was paid in respect of clinical trial support costs in relation to medical oversight and safety of the study subjects in line with regulatory requirements.

Funding of subsidiaries

Further to consultation with Oxford Finance whose subsequent approval was received, £455,000 was paid to assist with 4D Research’s trading, together with £332,000 paid for 4D Leon’s trading.

Funds are extended to subsidiaries in the context of the ongoing sale of business process, in order to preserve these businesses as assets (shareholdings) of 4D Plc. The quantum is determined by way of our review of individual subsidiaries’ funding requests prepared by respective directors.

Note that we, the Joint Administrators, do not instruct nor advise the directors of these respective companies as to how to apply these funds to payments.

Dividend prospects

Secured creditor

Oxford Finance provided a $20 million term loan facility on 29 July 2021, split into a Term A Loan Commitment of $12.5 million and a Term B Loan Commitment of $7.5 million. All Group companies (excluding 4D Leon) are parties to the loan agreement. Oxford Finance holds security in the form of a debenture dated 29 July 2021, comprising fixed and floating charges over the Group (excluding 4D Leon) and its assets.

We understand that, further to 4D Plc drawing the Term A Loan Commitment only, approximately $13.9 million is due to Oxford Finance, the additional $1.4m above the capital sum relating to interest and charges.

Our legal advisors, Stephenson Harwood, have been instructed to carry out an independent validity of security review and confirmed its validity.

Subject to a successful sale of business outcome, we anticipate that Oxford Finance may recover against its indebtedness in full.

Ordinary preferential creditors (employees)

Claims from employees in respect of (1) arrears of wages up to a maximum of £800 per employee, (2) unlimited accrued holiday pay and (3) certain pension benefits, rank preferentially (in advance of floating charge holders and ordinary unsecured creditors) and in priority to other preferential creditors (see 5.3 below). These claims are therefore referred to as “ordinary preferential creditors”.

Both Company’s staff members are based in France, with their employment contracts being subject to French employment law. We have obtained advice from our instructed lawyers, Jones Day, regarding the relevant claim process. The quantum of preferential claims is dependent on the outcome of the sale of business process.

Based on current estimates, we anticipate that ordinary preferential creditors should receive a dividend and recover their indebtedness in full. Note that at the time of writing, some further clarification is outstanding as to the interplay between French employment law and UK insolvency law, as such the exact quantum is unknown.

Secondary preferential creditors (HMRC and the Financial Services Compensation Scheme)

Claims from the Financial Services Compensation Scheme (‘FSCS’) and HMRC, in relation to VAT, PAYE, employees’ National Insurance contributions (‘NIC’) and Construction Industry Scheme (‘CIS’) deductions, rank preferentially, but secondary to the employee ordinary preferential creditors above. These claims are therefore referred to as “secondary preferential creditors”.

The amount of secondary preferential claims is currently unknown, however, it is likely that no amounts will be due to HMRC due to the Company’s current VAT repayment position. PAYE/NIC is not applicable as French taxes are required to be paid in respect of the Company’s payroll.

Based on current estimates, we anticipate that secondary preferential creditors (HMRC) would recover their indebtedness (to the extent there is any) in full.

Unsecured creditors

Subject to a successful sale of business outcome, we anticipate that there would be a dividend to unsecured creditors, however, the quantum is currently unknown.

Ending the administration

Exit route from administration

We consider it prudent to retain all of the options available to us, as listed in Section 9 to bring the administration to a conclusion in due course.

Discharge from liability

We propose to seek approval from general body of creditors that we will be discharged from liability in respect of any action as Joint Administrators upon the filing of our final receipts and payments account with the Registrar of Companies.

Discharge does not prevent the exercise of the Court’s power in relation to any misfeasance action against us.

See Section 7.1 for details regarding the decision by deemed consent.

Approval of proposals

Deemed consent

In order to minimise costs, we intend to seek approval of our statement of proposals using deemed consent. Notice of deemed consent is attached to the covering letter.

Creditors’ Committee

A Creditors’ Committee will be formed if sufficient creditors are willing to act. The minimum number of Committee members is three and the maximum is five.

Function of the Creditors’ Committee

The Creditors’ Committee represents the interests of the creditors as a whole, rather than the interests of certain parties or individuals.

Its statutory function is to help us to discharge our responsibilities as Joint Administrators.

If a Creditors’ Committee is formed it is for that body to approve, for instance:

■	the basis of our remuneration

■	the drawing of Category 2 expenses

■	the payment of unpaid pre-administration costs

Members of the Creditors’ Committee are not remunerated for their time. Other than receiving travel expenses, they receive no payment from the Company.

Decisions

We are using deemed consent to propose the following decisions:

■	approval of our proposals;

■	discharge of liability; and

■	the formation of a Creditors’ Committee.

Typically, creditors would usually be required to vote on the resolutions in Section 8 (fees), where the votes cast in relation to these resolutions will only be used if a Creditors’ Committee is not formed. However, please see Section 8 regarding the Joint Administrators decision to not seek a decision on fees at this time.

Creditors’ right to object to deemed consent

We will summon a physical meeting (1) if asked to do so by (a) creditors whose debts amount to at least 10% of the total debts of the Company, or (b) 10% in number of creditors, or (c) 10 creditors, and (2) if the procedures set out below are followed.

Requests for a physical meeting must be made within five business days of the date on which our proposals were delivered. They must include:

■	a statement of the requesting creditor claim;

■	a list of the creditors concurring with the request, showing the amounts of their respective debts in the administration;

■	written confirmation of their concurrence from each concurring creditor; and

■	a statement of the purpose of the proposed meeting;

In addition, the expenses of summoning and holding a meeting at the request of a creditor must be paid by that creditor. That creditor is required to deposit security for such expenses with us.

If you wish to request a physical creditors’ meeting, please complete and return the physical meeting requisition form attached to the cover letter.

Creditors have the right to object to deemed consent. Please see the formal notice of the decision procedure attached to the cover letter for details of how to object to the deemed consent.

If the decision date expires without 10% in value of creditors objecting to the deemed consent, or us being required to convene a requisitioned physical meeting, the creditors will be treated as having approved our proposals and proposed decision with regards to discharge of liability on the decision date.

If 10% or more in value of creditors do object to the deemed consent we will use a decision procedure to seek approval of our proposals and discharge of liability.

Joint Administrators’ remuneration, expenses and pre-administration costs

Approval of the basis of remuneration and expenses

At this time, we are not seeking approval from the Company’s creditors in relation to the basis on which our remuneration will be drawn or the payment of Category 2 expenses (as defined in Statement of Insolvency Practice 9).

Given that the outcome of the sale of business process remains uncertain, the Joint Administrators are not seeking approval of the above matters at this time, and will instead revert to the relevant parties in due course.

Agreement to the basis of our remuneration and the drawing of Category 2 expenses is subject to specific approval. It is not part of our proposals.

An initial fee estimate can be found in Appendix 3.

Time costs

From the date of our appointment to 28 July 2022, we have incurred time costs of £580,488. These represent 876.65 hours at an average rate of £662.12 per hour.

Expenses

We have incurred expenses of £77 during the period. None of these have yet been paid.

Additional information

We have attached (Appendix 5) an analysis of the time spent, the charge-out rates for each grade of staff and the expenses paid directly by Interpath for the period from our appointment to 28 July 2022. We have also attached our charging and expenses recovery policy.

Pre-administration costs

The following pre-administration costs have been incurred in relation to the pre-administration work detailed in Section 3.4:

	Paid (£)	Unpaid (£)	Total (£)
Interpath fees	-	15,197.50	15,197.50
Interpath expenses	-	-	-
Jones Day fees	-	29,850.00	29,850.00
Total	-	45,047.50	45,047.50

The payment of unpaid pre-administration costs as an expense of the administration is subject to the same approval as our remuneration, as outlined above. It is not part of our proposals.

Summary of proposals

It is currently uncertain whether rescuing the Company in accordance with Paragraph 3(1)(a) is achievable, given the uncertainty of the ongoing sale of business process.

Therefore, our primary objective is to achieve a better result for the Company’s creditors as a whole than would be likely if the Company were wound up, in accordance with Paragraph 3(1)(b). Note that, should the circumstances of the case change and a sale of business appears feasible, our primary objective will be in line with Paragraph 3(1)(a).

In addition to the specific itemised proposals below, this document in its entirety constitutes our proposals.

We propose the following:

General matters

■	to continue to do everything that is reasonable, and to use all our powers appropriately, in order to maximise realisations from the assets of the Company in accordance with the objective as set out above;

■	to investigate and, if appropriate, to pursue any claims the Company may have;

■	to seek an extension to the administration period if we consider it necessary.

Distributions

■	to make distributions to the secured and preferential creditors where funds allow;

■	to make distributions to the unsecured creditors if funds become available, and to apply to the Court for authority to do so, where applicable.

Ending the administration

We might use any or a combination of the following exit route strategies in order to bring the administration to an end:

■	apply to Court for the administration order to cease to have effect from a specified time and for control of the Company to be returned to the Directors;

■	formulate a proposal for either a company voluntary arrangement (CVA) or a scheme of arrangement and put it to meetings of the Company’s creditors, shareholders or the Court for approval as appropriate;

■	place the Company into creditors’ voluntary liquidation. In these circumstances we propose that we, James Clark and David Pike, be appointed as Joint Liquidators of the Company without any further recourse to creditors. If appointed Joint Liquidators, any action required or authorised under any enactment to be taken by us may be taken by us individually or together. The creditors may nominate different persons as the proposed Joint Liquidators, provided the nomination is received before these proposals are approved;

■	petition the Court for a winding-up order placing the Company into compulsory liquidation and to consider, if deemed appropriate, appointing us, James Clark and David Pike, as Joint Liquidators of the Company without further recourse to creditors. Any action required or authorised under any enactment to be taken by us as Joint Liquidators may be taken by us individually or together;

■	file notice of move from administration to dissolution with the Registrar of Companies if we consider that liquidation is not appropriate because (1) no dividend will become available to creditors, and (2) there are no other outstanding matters that require to be dealt with in liquidation. The Company will be dissolved three months after the registering of the notice with the Registrar of Companies.

Alternatively, we may allow the administration to end automatically.

Joint Administrators’ remuneration and pre-administration costs

We are not seeking approval of our basis of remuneration, payment of Category 2 expenses or payment of pre-administration costs at this time. We will seek approval of these matters from the relevant parties in due course.

Discharge from liability

We propose that we shall be discharged from liability in respect of any action of ours as Joint Administrators upon the filing of our final receipts and payments account with the Registrar of Companies.

Appendix 8	Notice: About this statement of proposals

This statement of proposals (‘Proposals’) has been prepared by James Clark and David Pike, the Joint Administrators of 4D Pharma Plc - in Administration (the ‘Company’), solely to comply with their statutory duty under Paragraph 49, Schedule B1 of the Insolvency Act 1986 to lay before creditors a statement of their proposals for achieving the purposes of the administration, and for no other purpose. It is not suitable to be relied upon by any other person, or for any other purpose, or in any other context.

These proposals have not been prepared in contemplation of them being used, and are not suitable to be used, to inform any investment decision in relation to the debt of or any financial interest in the Company or any other company in the same group.

Any estimated outcomes for creditors included in these proposals are illustrative only and cannot be relied upon as guidance as to the actual outcomes for creditors.

Any person that chooses to rely on these proposals for any purpose or in any context other than under Paragraph 49, Schedule B1 of the Insolvency Act 1986 does so at their own risk. To the fullest extent permitted by law, the Joint Administrators do not assume any responsibility and will not accept any liability in respect of these proposals.

James Richard Clark and David John Pike are authorised to act as insolvency practitioners by the Institute of Chartered Accountants in England & Wales.

We are bound by the Insolvency Code of Ethics.

The Officeholders are Data Controllers of personal data as defined by the Data Protection Act 2018. Personal data will be kept secure and processed only for matters relating to the appointment. For further information, please see our Privacy policy at - www.interpathadvisory.com/privacy-insolvency.

The Joint Administrators act as agents for the Company and contract without personal liability. The appointments of the Joint Administrators are personal to them and, to the fullest extent permitted by law, Interpath Ltd does not assume any responsibility and will not accept any liability to any person in respect of these proposals or the conduct of the administration.

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